                                  Form N-18F-1

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549





              NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER
                       THE INVESTMENT COMPANY ACT OF 1940





                             DODGE & COX INCOME FUND
                                File No. 811-5580




                            NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.



                                    SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of San Francisco and the State of California on the 28th day of July 1997.




                                                     Dodge & Cox Income Fund




                                                  By /s/ W. Timothy Ryan
                                                     ---------------------------
                                                     W. Timothy Ryan,
                                                     Secretary-Treasurer




Attest:  /s/ Thomas M. Mistele
         -----------------------------
         Thomas M. Mistele,
         Assistant Secretary-Treasurer